

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

November 12, 2008

William Lewis
Chief Executive Officer
Hall Tees, Inc.
7405 Armstrong
Rowlett, Texas 75088

> Re: **Hall Tees, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed on October 17, 2008**
> **File No. 333-150829**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that much of the information in your registration statement is current as of June 30, 2008. In your next amendment please update the information as of the latest practicable date.

2. Your next amendment should be titled Amendment No. 2 to Registration Statement on Form S-1.

Summary Financial Data, page 5

3.	Please revise the amount of total assets from $(98,003) to $98,003 as of June 30, 2008.

4.	Please revise the amount of other income (expense) for the year ended December 31, 2007 and for the period ended June 30, 2008 to reconcile with other income (expense) on pages F-3 and F-12.

Risk Factors, page 6

5.	Please include a risk factor discussing the substantial doubt regarding your ability to continue as a going concern, as discussed in Note 8 to the financial statements.

6.	We note the new last risk factor. This risk factor discloses that Hall Tees may voluntarily use the proceeds from the offering prior to reaching the minimum sales requirement. If that is the case, we do not understand the disclosure that your offering has a minimum sales requirement. Please revise the prospectus as appropriate. If you believe a minimum amount is required to be sold in your offering, please explain and, if true, revise this risk factor to address the risk that your creditors may access the funds in the segregated account, and consequently the funds would not be available for refund to subscribers if the minimum is not sold in the offering.

Description of Business, page 14

7.	We note your statement on page 14 that "Hall Tees Texas was established in 2007 and for the past eight months has been operating a single facility in Texas." If necessary, please update this statement to reflect the appropriate amount of time that has elapsed.

Management's Discussion and Plan of Operations, page 18

8.	We note your response to comment 14 of our letter dated June 6, 2008, and we reissue in part. Please also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. See Item 303(a)(1) of Regulation S-K.

9.	We note your disclosure regarding your capital lease commitment on page 19. Please disclose the source of funds needed to fulfill this commitment. See Item 303(a)(2)(i) of Regulation S-K.

10.	We note your response to comment 15 of our letter dated June 6, 2008, and we reissue the comment. Please discuss any material changes in financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided. See Item 303(b)(1) of Regulation S-K.

11.   In the discussion of your financial condition, please include a discussion of your going concern issues. Please also reconcile your statement on page 18 that "There are no other known material trends, favorable or unfavorable, in our capital resources requirements" with your disclosure in Note 8 to the financial statements regarding "substantial doubt about the Company's ability to continue as a going concern."

12.   Please revise to clarify the dates discussed in your Results of Operations section. Please ensure that the years indicated and the date of inception are both correct.

Interest of Management and Others in Certain Transactions, page 22

13.   We note your disclosure on page 19 and in Note 7 to the financial statements regarding contract services to the president. Please include appropriate disclosure in the section, "Interest of Management and Others in Certain Transactions."

Consolidated Financial Statements

14.   Please update, as necessary, the financial statements in accordance with Rule 8-08 of Regulation S-X.

Interim Consolidated Financial Statements

Note 2 – Nature of Activities and Significant Accounting Policies, page F-15

15.   Please include in your footnotes, to the extent true, an affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X for additional guidance.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raquel Howard at (202) 551-3291 if you have questions regarding the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or John Reynolds at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: J. Hamilton McMenamy, Esq.
        Fax (214) 550-8179